Exhibit  2

FOR IMMEDIATE RELEASE	14 March 2013

WPP PLC (“WPP”)

XM acquires majority stake in Thomas Idea, a leading digital agency in Thailand

WPP announces that XM Asia, a division of WPP’s wholly-owned operating company JWT, has acquired majority stake in Thomas Idea, a leading digital marketing agency in Thailand.

Founded in 1995 in Bangkok, Thomas Idea employs 45 people and had total assets of around THB 50 million at 31 December 2012. Thomas Idea services include online strategy consulting, website design and development, digital marketing and applications design. Clients include Beiersdorf, Reckitt Benckiser, TIPCO, Abbott Laboratories and Pruska.

This investment is another step in implementing WPP’s objective of developing its businesses in the fast growing economies of Asia Pacific, as well as Latin America, Africa and the Middle East, and Central and Eastern Europe.

Collectively, the Group, including associates, has revenues of $5 billion in the Asia Pacific region, and employs more than 46,000 people in that region. In Thailand, the Group, including associates, has revenues of approximately $140 million and employs around 1,600 people.

Contact:

Feona McEwan, WPP.

Tel +44 207 408 2204